gn

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

_______________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Dated August 4, 2014

Commission file number 001-35788

_______________________

ARCELORMITTAL

 (Translation of Registrant’s name into English)

_______________________

19, Avenue de la Liberté, L-2930 Luxembourg,

Grand Duchy of Luxembourg

(Address of Registrant’s principal executive offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-179763) OF ARCELORMITTAL AND THE PROSPECTUSES INCORPORATED THEREIN.

Effective January 1, 2014, ArcelorMittal implemented changes to its organizational structure which provide a greater geographical focus.  Accordingly, the Company modified the structure of its segment information in order to reflect changes in its approach to managing its operations. ArcelorMittal’s reportable segments changed to NAFTA, Brazil and neighboring countries (“Brazil”), Europe, Africa & Commonwealth of Independent States ("ACIS") and Mining. The NAFTA segment includes the Flat, Long and Tubular operations of the United States, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Distribution Solutions (AMDS). The ACIS segment is largely unchanged with the addition of some Tubular operations and distribution activities (ArcelorMittal International). The Mining segment remains unchanged.

The Company is filing the Form 6-K to reflect the retrospective application of the above mentioned changes in its segment information for all periods presented in the Company’s annual report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on February 25, 2014 (the “2013 Form 20-F”). The Company has not adjusted for any other matters between the date of the initial filing and August 4, 2014, the date that the consolidated financial statements were re-issued, or between the date of filing and the date this report on Form 6-K was furnished to the Securities and Exchange Commission.

Exhibit 99.1 hereto contains the information required by Item 3 “Key Information” of the Annual Report on Form 20-F for the three years ended December 31, 2013, retrospectively adjusted for the above mentioned changes in the composition of reportable segments. Exhibit 99.2 hereto contains the information required by Item 4 “Information on the Company” of the Annual Report on Form 20-F for the three years ended December 31, 2013, retrospectively adjusted for the above mentioned changes in the composition of reportable segments. Exhibit 99.3 hereto contains the information required by Item 5 “Operating and Financial Review and Prospects” of the Annual Report on Form 20-F for the three years ended December 31, 2013, retrospectively adjusted for the above mentioned changes in the composition of reportable segments. Exhibit 99.4 hereto contains the information required by Item 6 “Directors, Senior Management and Employees” of the Annual Report on Form 20-F for the three years ended December 31, 2013, retrospectively adjusted for the above mentioned changes in the composition of reportable segments. The information in these exhibits should be read together with the other information contained in ArcelorMittal’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014. Exhibit 99.5 contains information required by Item 18, the ArcelorMittal Consolidated Financial Statements for the three years ended December 31, 2013, retrospectively adjusted for the above mentioned changes in the composition of reportable segments, in conformity with IFRS.

The above-referenced exhibits are incorporated by reference into this report on Form 6-K. Capitalized terms used in this report on Form 6-K (and the exhibits) have the respective meanings ascribed to them in ArcelorMittal’s annual report on Form 20-F  filed with the Securities and Exchange Commission on February 25, 2014.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Information required by Item 3 of the Annual Report on Form 20-F for the year ended December 31, 2013, retrospectively adjusted for the changes in the composition of the reportable segments
Exhibit 99.2	Information required by Item 4 of the Annual Report on Form 20-F for the year ended December 31, 2013, retrospectively adjusted for the changes in the composition of the reportable segments
Exhibit 99.3	Information required by Item 5 of the Annual Report on Form 20-F for the year ended December 31, 2013, retrospectively adjusted for the changes in the composition of the reportable segments
Exhibit 99.4	Information required by Item 6 of the Annual Report on Form 20-F for the year ended December 31, 2013, retrospectively adjusted for the changes in the composition of the reportable segments
Exhibit 99.5

Information required by Item 18, the ArcelorMittal Consolidated Financial statements for the three years ended December 31, 2013, retrospectively adjusted for the changes in the composition of the reportable segments

Exhibit 99.6	Consent of Deloitte Audit

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2014

By:	/s/ HENK SCHEFFER
Name:	Henk Scheffer
Title:	Company Secretary